SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No. 26)

Excelsior Income Shares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

300723103
(CUSIP Number)

George W. Karpus, President
Karpus Management Inc., d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York   14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 )











ITEM 1	Security and Issuer
		Common Stock
		Excelsior Income Shares, Inc. ("EIS")
		114 W. 47th Street, 8th Floor
		New York, NY    10036-1532
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
		    ("KIM")
		    George W. Karpus, President, Director, and controlling stockholder
		    JoAnn Van DeGriff, Vice President and Director
		    Sophie Karpus, Director
		b) 14 Tobey Village Office Park
		     Pittsford, New York   14534
		c) Principal business and occupation - Investment Management for
		    individuals, pension and profit sharing plans, corporations,
		    endowments, trusts and others, specializing in conservative asset
		    management ( i.e. fixed income investments ).
		d) None of George W. Karpus, JoAnn Van DeGriff or Sophie Karpus
		    ( the "Principals") or KIM has been convicted in the past 5 years
		    of any criminal proceeding as a result of which any of them is subject
		    to a judgment, decree or final order enjoining future violations of or
		    prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		e) Each of the Principals is a United States Citizen.
		    KIM is a New York  corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 144,727 shares
		of EIS on behalf of accounts that are managed by KIM ("the Accounts")
		under limited powers of attorney which represents  6.67% of the
		outstanding shares.  All funds that have been utilized in making such
		purchases are from such accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the closed
		end fund sector, the profile of EIS ( being a conservative investment grade
		fund) fit the investment guidelines for various Accounts.
ITEM 5	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 144,727 shares which represent
		   6.67% of the outstanding Shares. Karpus Investment Management Profit
Sharing Plan presently owns 300 shares purchased on June 29, 1995 at $16.125 (100 shares) and 400 shares at $16.125 on June 30, 1995.
On April 19, 2000, 200 shares were sold at $14.50 per share.  None of the Principals presently own shares.
		b) KIM has the sole power to dispose of and to  vote all such Shares
		    under limited powers of attorney.
		c) Open market purchases or sales in the last 60 days for the Accounts.
		There have been no dispositions and no acquisitions, other than by such
		open market purchases during such time period.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
9/13/00
250
15.3125

11/30/00
1000
15.625
9/14/00
1150
15.3125




9/15/00
1100
15.3125




9/21/00
500
15.3125




The Accounts have the right to receive all dividends from, and any
		proceeds from the sale of, the Shares.  None of the Accounts has an
		interest in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		EIS Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Karpus Management, Inc.




December 6, 2000		                By: ______________________
         Date						Signature

					          George W. Karpus, President
							Name / Title